FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 27, 2004

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Contents

* Press Release dated February 27, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Enrique Osorio Lopez ___________________ Enrique Osorio Lopez Finance Director
Date: February 27, 2004

FINANCIAL INFORMATION

Investor Relations:
Hector Sepulveda
Telefono: 8399-5600
e-mail: hsepulveda@savia.com.mx

Savia announces preliminary results for the year end 2003

Figures in million of pesos
Consolidated Sales were $ 1,441 million pesos
Consolidated Loss amounted to $ 2,276 million pesos
Bionova and Omega results are the significant subsidiaries of the company and are the main components of the Consolidated Figures at the end of 2003 fiscal year. Seminis results are presented as a discontinued operation.

Financial Highlights

Monterrey, Mexico, February 27th, 2004. Savia S.A. de C.V. (BMV:SAVIA OTC: AJFY.PK) announced today its results for fiscal year 2003.

Main Business Indicators
Million of pesos of December 2003

	Oct-Dec 2003	Oct-Dec 2002	Variation
Sales	350	409	(14%)
Gross Profit	86	63	37%
Gross Profit (% of sales)	25%	15%

Operating Expenses	53	178	70%
Operating Income	33	(115)	129%
Discontinued Operations	(7)	566
Consolidated Net Income	(82)	(1,075)
Majority Net Income	(66)	(991)

FOURTH QUARTER CONSOLIDATED RESULTS 2003

The consolidated financial statements reflect the operations of Savia S.A. de C.V. and its subsidiaries Bionova, a company involved in the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, ("Omega"), a real estate company.

Consolidated Net Sales

Consolidated net sales reached 350 million pesos, a 14% decrease compared to the same period last year. The decrease is mainly due to extraordinary income of $ 33 million pesos at the holding company, recognized during 2002, and sales, in the prior comparable quarter, of Pastelerias Monterrey of approximately 15 million pesos which was sold during the third quarter 2004. In addition results reflect a slight decrease in Bionova's sales mainly due to a reduction in the yielding per hectares in Baja and a decrease of fresh produce prices.

Consolidated Operating Income

Consolidated operating income reached 33 million pesos, an increase of 129% compared to the same period last year. The increase is due to a focusing of Bionova production on higher profitable business. In 2002 results also include a on time change reflecting the reduction in the depreciation period on certain of the company's fixed assets. Furthermore, as a result of the Savia reorganization administrative expense decreased reflecting a reduction in senior employees.

Consolidated Net Income

Majority net loss was 66 million pesos a reduction of 93% with respect to the same period last year. The principal components of the net loss are a reserve of 46 million pesos created by Bionova on bad receivables and the refection of a net loss of 16 million pesos in the sale of Desarrollo Forestal.

CONSOLIDATED RESULTS FOR THE YEAR END 2003

Consolidated Net Sales

The consolidated net sales were 1,441 million pesos, a decrease of 29% in comparison to the same period last year. The decrease was mainly due to a reduction on Bionova operations from the closing of its business in Obregon Sonora and an overall reduction on crop yielding. Also sales of Omega reflected a decrease in the mid and low price real estate market. In 2002 results included 106 million pesos form non recurrent income.

Consolidated Operating Income

Consolidated operating loss was 204 million pesos, a 34% improvement from 311 million pesos loss during the same period last year mainly influenced by the cost reduction achieved in Bionova, the reduction in the depreciation period on certain of the company's fixed assets and the Savia reorganization reflected in an administrative expense reduction due to a decrease in senior employees.

Consolidated Net Income

During the reported period, majority consolidated net loss was 2,089 million pesos versus 805 million pesos loss last year. The principal factor is a result of Seminis discontinued operations which reflected a loss of 2,355 million pesos in 2003.

RECENT DEVELOPMENTS

Financial restructuring and privatization of Bionova

On February 13, 2004, the Board approved the restructuring of $79.8 million dollars of indebtedness of Bionova to Savia, which became due and payable on December 31, 2003, and a going-private transaction. In order to facilitate the privatization of Bionova, Savia will exchange approximately $2.5 million dollars of this indebtedness for approximately 26 million shares of Bionova common stock. The balance of this indebtedness will be forgiven immediately prior to the privatization of Bionova.

As a result of the foregoing exchange, Savia will increase its beneficial ownership of the outstanding shares of Bionova common stock from 76.8 percent to 90.1 percent. A newly-formed subsidiary of Savia, which will be capitalized with all of the shares of Bionova common stock and preferred stock then held by Savia and its affiliates, will effect a "short-form" merger with Bionova. Following the effectiveness of the merger, Bionova will become a wholly-owned subsidiary of Savia. In the merger, public stockholders of Bionova will receive $0.09 per share in cash for each share of Bionova common stock.

Completion of the financial restructuring and privatization of Bionova is subject to customary conditions, including: there not having occurred any material adverse change in the business or condition of Bionova; the absence of any threatened or pending litigation relating to the going-private transaction; and neither Savia nor Bionova incurring significant expenses associated with the going-private transaction.

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. Savia reports its fiscal year on a calendar basis.

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

For the period of October to December 2003

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of December 31, 2003 Purchasing Power

	Pesos	Dollars	Pesos	Dollars

Net Sales	350	31	409	4
Cost of Sales	264	24	346	31
Gross Profit	86	8	63	6

Operating Expenses	53	5	178	16

Operating Income	33	3	-115	-10

EBIT DA	60	5	-69	-6

Comprehensive Financing Income
Financial Expenses	(1)		7
Financial Income	10	1	(11)	(1)
Exchange Income (loss)	25	2	22	2
Monetary Result	(40)	(4)	(33)	(3)

Other Expenses	(67)	(6)	(1,478)	(132)

Income before Tax and Profit Sharing	(40)	(4)	(1,608)	(143)

Provision for Income Tax and Profit Sharing	34	3	34	3

Net Income before Discontinued Operations	(75)	(7)	(1,642)	(147)

Discontinued Operations	(7)	(1)	566	51
Extraordinary Items	0	0	0	0

Net Income	(82)	(7)	(1,076)	(96)

Net Majority Income	(66)	(6)	(991)	(89)

Average Shares Outstanding (millions)	471		466
Net Income per Share (pesos)	(0.14)		(2.13)
Net Income per ADR (dollars)		(0.05)		(0.76)

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

Results for the period of January to December 2003

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of December 31, 2003 Purchasing Power

	Pesos	Dollars	Pesos	Dollars

Net Sales	1,441	129	2,024	181
Cost of Sales	1,204	108	1,694	151
Gross Profit	237	21	330	29

Operating Expenses	441	39	641	57

Operating Income	(204)	(18)	(311)	(28)

EBIT DA	(124)	(11)	(197)	(17)

Comprehensive Financing Income
Financial Expenses	(24)	(2)	(46)	(4)
Financial Income	68	6	68	6
Exchange Income (loss)	130	12	216	19
Monetary Result	(10)	(1)	(54)	(5)

Other Expenses	219	20	(1,499)	(134)

Income before Tax and Profit Sharing	178	16	(1,690)	(150)

Provision for Income Tax and Profit Sharing	99	9	65	6

Net Income before Discontinued Operations	79	7	(1,690)	(150)

Discontinued Operations	(2,355)	(210)	951	85
Extraordinary Items	0	0	0	0

Net Income	(2,276)	(203)	(740)	(66)

Net Majority Income	(2,089)	(187)	(805)	(71)

Average Shares Outstanding (million dollars)	470		464
Net Income per Share (pesos)	(4.45)		(1.73)
Net Income per ADR (dollars)		(1.59)		(0.62)